

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 13, 2017

Via E-mail
Lin Wei-Hsien
Doers Education ASEAN Limited
9454 Wilshire Blvd., #612
Beverly Hills, CA 90212

> **Re:** **Doers Education ASEAN Limited**
> **Registration Statement on Form S-1**
> **Filed December 30, 2016**
> **File No. 333-215367**

Dear Mr. Wei-Hsien:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

Signatures, page II-5

1. Please revise to identify your principal executive officer, principal financial officer, and principal accounting officer or controller. See Instruction to Signatures on Form S-1.

Form 10-Q Fiscal Quarter End September 30, 2016

Certifications, Exhibits 31.1 and 32.1

2. We note the Section 302 and 906 certifications are signed by James Cassidy, President. We also note the Form 8-K filed July 25, 2016, as amended July 27, 2016, which states that James Cassidy resigned from your Company and Lin Wei-Hsien was appointed

President. Please clarify who your president is and whether the certifications and the Form 10-Q were signed by the correct person.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michael Killoy at (202) 551-7576 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel,
and Mining

cc: Joshua A. Kushner, Esq.
        Cassidy & Associates